

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 11, 2010

Mr. Timothy H. Powers
Chairman, President and
Chief Executive Officer
Hubbell Incorporated
584 Derby Milford Rd
Orange, CT 06477

> **Re: Hubbell Incorporated**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed: February 19, 2010**
> **File No. 1-2958**

Dear Mr. Powers:

We have reviewed your filing and documents incorporated by reference and have the following comment. Please respond to our comment within 10 business days or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you intend to do so. We welcome any questions you may have about our comment or any other aspect of our review.

Board Oversight of Risk, page 12 of the Definitive Proxy Statement

1. We note your disclosure related to the board's leadership structure and risk oversight in response to Item 407(h) of Regulation S-K. In future filings, please also discuss the effect that the board's role in the risk oversight of the company has on the board's leadership structure.

<p style="text-align:center">*   *   *   *</p>

Please contact Jay Knight, Attorney-Advisor, at (202) 551-3370, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy

for Larry Spirgel
Assistant Director